Exhibit 12
Texas Instruments Incorporated and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars)

	For Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income tax	$3,874	$2,754	$1,935	$2,955	$4,551
Equity method investments (gains) and losses	(3)	(6)	(17)	(5)	(1)
Add:
Fixed charges (from below)	107	105	99	54	15
Amortization of capitalized interest	2	2	2	3	4
Distributed income from equity investees	1	11	16	11	1
Total earnings	$3,981	$2,866	$2,035	$3,018	$4,570

Fixed Charges:
Total gross interest on debt (expensed) (a)	$103	$104	$104	$48	$—
Amortization of debt premium and debt issuance costs	(9)	(9)	(18)	(6)	—
Estimated interest element of rental and lease expense	13	10	13	12	15
Total fixed charges	$107	$105	$99	$54	$15

Ratio of earnings to fixed charges	37.2	27.3	20.6	55.9	304.8

(a) Capitalized interest was immaterial for 2014, 2013, 2012 and 2011.